F O R M  4                U.S. SECURITIES AND EXCHANGE COMMISSION
                                    Washington, D.C. 20549
[ ]  Check this box if                       OMB APPROVAL
     no longer subject                       OMB Number                3235-0287
     to Section 16                           Expires:         September 30, 1998
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                Filed pursuant to Section 16(a) of the Securities
                Exchange Act of 1934, Section 17(a) of the Public
                     Utility Holding Company Act of 1935 or
                Section 30(f) of the Investment Company Act 1940

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1.Name and Address of                   2.Issuer Name and Ticker                        6.Relationship of Reporting
  Reporting Person*                       or Trading Symbol                               Person to Issuer (check
                                                                                          all Applicable)

                                          Probex Corp. (PRB)

Hollingshad              Nicholas   W.                                10/2001               Director      10% Owner
---------------------------------------  -----------------------    -----------------   ---           ---
     (Last)                (First)  (MI)    3.IRS or Soc.Sec.No.       4.Statement for      Officer    X  Other
                                              of Reporting Person        Month/Year     ---           ---
                                              (Voluntary)                               (Give title   (specify below)
                                                                                           below)

3204 Long Prairie Road, Suite C                                                              Advisory Director
---------------------------------------------------------                               ------------------------------------
     (Street)                                                        ----------------
                                                                       5.If Amendment,      7.Individual or Joint/Group
                                                                         Date of Original     Filing (Check Applicable
Flower Mound             TX             75022                            (Month/Year)         Line)
--------------------------------------------------------
     (City)                (State)          (Zip)                                              X   Form filed by One
                                                                                              ---  Reporting Person

                                                                                                   Form filed by More
                                                                                               --- than One Reporting
                                                                                                   Person

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 Table I - Non-Derivative Securities Acquired, Disposed of or Beneficially Owned
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1. Title of Security                        2. Transaction             3. Transaction       4. Security Acquired (A)
     (Inst.3)                                  Date                       Code                 or Disposed of (D)
                                               (Month/                    (Instr.8)            (Inst.3, 4 & 5)
                                               Day/Yr)                    --------------------------------------------------
                                                                                                          (A)
                                                                          Code    V        Amount         (D)  Price

Common Stock                                  10/01/01                   J (1)               434           A      $1.153
-----------------------------------------  -------------------          ------- -----  ----------------  ----  -------------
Common Stock                                  10/30/01                   J (1)               597           A      $0.837
-----------------------------------------  -------------------          ------- -----  ----------------  ----  -------------
Common Stock                                  10/01/01                   J (1)             3,434           A      $1.153
-----------------------------------------  -------------------          ------- -----  ----------------  ----  -------------
Common Stock                                  10/30/01                   J (1)             2,957           A      $0.837
-----------------------------------------  -------------------          ------- -----  ----------------  ----  -------------

-----------------------------------------  -------------------          ------- -----  ----------------  ----  -------------

-----------------------------------------  -------------------          ------- -----  ----------------  ----  -------------


5.  Amount of Securities                    6.  Ownership Form                          7.  Nature of Indirect
     Beneficially Owned at                      Direct (D) or                               Beneficial Ownership
     at End of Month                            Indirect (I)                                (Inst. 4)
     (Inst. 3 & 4)



---------------------------------------      ------------------------------             ------------------------------------
       1,427                                         D
---------------------------------------      ------------------------------             ------------------------------------

---------------------------------------      ------------------------------             ------------------------------------
     841,357                                         I                                         (2)
---------------------------------------      ------------------------------             ------------------------------------

---------------------------------------      ------------------------------             ------------------------------------

---------------------------------------      ------------------------------             ------------------------------------

---------------------------------------      ------------------------------             ------------------------------------

Reminder: Report on a separate line for each class securities owned directly or indirectly. *If the form is filed by more than one reporting person, see Instruction 4(b)(v).


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             Table II - Derivative Securities Acquired, Disposed of,
                    or Beneficially Owned (e.g., puts, calls,
                    warrants, options, convertible security)
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1. Title of                                   2. Conversion            3. Transaction            4. Transaction
   Derivative                                    or Exercise              Date (Month              Code
   Security                                      Price of                 (Day/Year)               (Instr. 8)
   (Instr.3)                                     Derivative
                                                 Security                                           Code   V

  Warrant                                       $1.243                    10/01/01                   A (1)
------------------------------------------     --------------------    ----------------          ---------------------------
  Warrant                                       $1.72                     10/01/01                   D (3)
------------------------------------------     --------------------    ----------------          ---------------------------
  Warrant                                       $1.56                     10/01/01                   D (3)
------------------------------------------     --------------------    ----------------          ---------------------------
  Warrant                                       $1.243                    10/01/01                   A (4)
------------------------------------------     --------------------    ----------------          ---------------------------

------------------------------------------     --------------------    ----------------          ---------------------------




5.  Number of Derivative                    6. Date Exercisable                 7.  Title & Amount of
     Securities Acquired                       & Expiration Date                    Underlying Securities
     (A) or Disposed of (D)                    (Mon./Day/Year)                      (Inst. 3 & 4)
     (Instr. 3, 4 & 5)

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       (A)             (D)                  Date          Expiration                 Title        Amount or number
                                            Exercisable   Date                                    of Shares

     5,000                                  10/01/01      04/30/06              Common Stock          5,000
-----------------  -----------------        ------------ --------------         --------------    --------------------------
                     74,250                 02/20/01      02/20/06              Common Stock         74,250
-----------------  -----------------        ------------ --------------         --------------    --------------------------
                     16,500                 07/01/01      02/20/06              Common Stock         16,500
-----------------  -----------------        ------------ --------------         --------------    --------------------------
  107,250                                   10/01/01       (5)                  Common Stock        107,250
-----------------  -----------------        ------------ --------------         --------------    --------------------------

-----------------  -----------------        ------------ --------------         --------------    --------------------------



8. Price of Derivative     9. Number of Derivative Securities     10. Ownership Form of       11. Nature of Indirect
   Security (Inst.5)          Beneficially Owned at end of            Derivative Security         Beneficial
                              Month (Instr. 4)                        Direct (D) or               Ownership (Instr.4)
                                                                      Indirect (I) (Instr.4)

   (1)                           27,500                                    D
-----------------------    -----------------------------------    --------------------------  ------------------------------

-----------------------    -----------------------------------    --------------------------  ------------------------------

-----------------------    -----------------------------------    --------------------------  ------------------------------
   (4)                          107,250                                    I                       (2)
-----------------------    -----------------------------------    --------------------------  ------------------------------

-----------------------    -----------------------------------    --------------------------  ------------------------------
Explanation of Responses:

Note:

(1)  Issued as consideration for extensions of obligations of the Registrant.

(2) Owned by Probex Southwest Partnership LP for which Mr. Hollingshad exercises voting control. Mr. Hollingshad disclaims beneficial ownership of the securities owned by Probex Southwest Partnership LP, except to the extent of his aggregate pecuniary interest (approximately 16.5%) in the partnership.

(3)  Cancellation  of Warrants  in  connection  with the Grant of a  replacement
     Warrant.

(4) Warrant granted in part for replacement of outstanding Warrants and in part as consideration for the extension of an obligation of the Registrant.

(5) Expires five years from the date that the outstanding principal and accrued but unpaid interest on that certain promissory note made by the Registrant in favor of Probex Southwest Partnership L.P. is paid in full.


                                                                                 /s/ Nicholas W. Hollingshad       11/13/01
**Intentional misstatements or omissions of facts constitute Federal            --------------------------------------------
Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                  **Signature of Reporting Person     Date


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